1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 26, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
ANNOUNCEMENT

CONNECTED TRANSACTION
ACQUISITION OF HIGH-PURITY ALUMINUM PLANT AND LIGHT METAL MATERIALS PLANT OF
BAOTOU GROUP BY BAOTOU ALUMINUM

The Board announces that Baotou Aluminum and Baotou Group entered into the Assets Transfer Agreement on 25 June 2015, pursuant to which, Baotou Aluminum proposed to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal materials plant of Baotou Group by cash.

As at the date of this announcement, Baotou Aluminum is a subsidiary of the Company, and Chinalco is the controlling Shareholder of the Company. Baotou Group, as a subsidiary of Chinalco, is a connected person of the Company. As such, the Assets Transfer Agreement entered into between Baotou Aluminum and Baotou Group constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transaction under the Assets Transfer Agreement are more than 0.1% but less than 5%, the transaction is subject to the requirements of reporting and announcement but is exempted from the requirements of independent Shareholders' approval under Chapter 14A of the Hong Kong Listing Rules.

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1.	INTRODUCTION

The Board announces that Baotou Aluminum and Baotou Group entered into the Assets Transfer Agreement on 25 June 2015, pursuant to which, Baotou Aluminum proposed to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal materials plant of Baotou Group by cash.

2.	ASSETS TRANSFER AGREEMENT

	2.1	Date

25 June 2015

	2.2	Parties

(1)	Baotou Group, as the transferor; and

(2)	Baotou Aluminum, as the transferee

2.3	Targets of the Transaction

Based on the list of assets set out in the "Specific Assets Appraisal Report" and its appendix issued by China Enterprise Appraisal Co., Ltd.* () (the "Assets Appraisal Report"), Baotou Aluminum proposed to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal materials plant of Baotou Group.

2.4	Transaction Price and Payment of Consideration

Both parties agreed that the consideration for the assets transfer shall be determined with reference to the appraised value of the net assets of the high-purity aluminum plant and the light metal materials plant set out in the Assets Appraisal Report (the benchmark date of the appraisal is 30 April 2015). According to the Asset Appraisal Report, as at 30 April 2015, the appraised value of net assets of the high-purity aluminum plant and the light metal materials plant was RMB35 million. Accordingly, the total consideration for the assets transfer is RMB35 million. However, the transaction price of inventories shall be individually determined based on the actual market price as at the assets transfer date, and the total consideration for the assets transfer shall be ultimately adjusted in accordance with the difference between inventory prices on the benchmark date of the appraisal and on the assets transfer date. The adjustment shall not be more than RMB10 million. During the period from the benchmark date of the appraisal to the assets transfer date, Baotou Group shall be entitled to or bear the audited revenues or expenses (if any) incurred by the targets; after the assets transfer date, Baotou Aluminum shall be entitled to or bear the revenues or expenses and liabilities of the targets.

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Both parties agreed that the above consideration shall be paid in two installments:

(1)

First installment: Baotou Aluminum shall pay 30% of the total transfer consideration (amounting to RMB10,451,200) to Baotou Group within 30 days upon the effectiveness of the Assets Transfer Agreement.

(2)	Second installment: The remaining part of the total adjusted consideration for the transaction shall be paid after the assets transfer date and before 31 December 2015.

2.5	Condition Precedent

The Assets Transfer Agreement shall come into effect upon signing by the legal representatives or authorized representatives of both parties with the company seals or special seals for contractual uses affixed, and the approval by the shareholders of Baotou Group and Baotou Aluminum and the competent authorities (if applicable) of the State being obtained.

2.6	Completion Arrangement

Upon Assets Transfer Agreement becoming effective and after completion of relevant work including the check and verification on the targets of the transaction, Baotou Aluminum and Baotou Group will arrange for completion.

3.	REASONS FOR AND BENEFITS OF THE TRANSACTION

The acquisition of the high-purity aluminum plant and the light metal materials plant of Baotou Group by Baotou Aluminum will facilitate the increase of the alloy ratio of the electrolytic aluminum of the Company, realize the upgrade of the industrial chain and enhance the overall competitiveness of the Company, thus is in line with the development strategies of the Company.

The Directors (including the independent non-executive Directors) are of the view that the transaction contemplated under the Assets Transfer Agreement is on normal commercial terms and the terms contained therein are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

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4.	INFORMATION ON THE TARGETS OF THE TRANSACTION

4.1	Information on the high-purity aluminum plant

The high-purity aluminum plant of Baotou Group, located in Baotou city, Inner Mongolia region, commenced production in February 2007, with the designed production capacity of 20,000 tonnes and actual production capacity of 18,000 tonnes. As at 30 April 2015, the book value of fixed assets on the high-purity aluminum plant amounted to RMB152.35 million.

According to the financial statements of Baotou Group prepared by Baotou Group in accordance with the PRC Generally Accepted Accounting Principles, for the financial years ended 31 December 2013 and 31 December 2014, the net profits contributable to the high-purity aluminum plant of Baotou Group (before and after taxation and extraordinary items) are set out as follows:

	For the	For the
	year ended	year ended
	31 December	31 December
	2014	2013
	(RMB'0000)	(RMB'0000)

Net profit before taxation and extraordinary items	220	1,278
Net profit after taxation and extraordinary items	220	1,278

4.2	Information on the light metal materials plant

The light metal materials plant of Baotou Group, located in Baotou city, Inner Mongolia region, principally engages in the production of aluminum alloy products (mainly alloys of small types and multi-batches), with a production capacity of 20,000 tonnes per year. As at 30 April 2015, the occupied total assets amounted to RMB55.72 million, among which, the fixed assets amounted to RMB19.49 million.

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According to the financial statements of Baotou Group prepared by Baotou Group in accordance with the PRC Generally Accepted Accounting Principles, for the financial years ended 31 December 2013 and 31 December 2014, the net profits attributable to the light metal materials plant of Baotou Group (before and after taxation and extraordinary items) are set out as follows:

	For the	For the
	year ended	year ended
	31 December	31 December
	2014	2013
	(RMB'0000)	(RMB'0000)

Net profit before taxation and extraordinary items	-278	-594
Net profit after taxation and extraordinary items	-278	-594

5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Baotou Aluminum is a subsidiary of the Company and Chinalco is the controlling Shareholder of the Company. Baotou Group, as a subsidiary of Chinalco, is a connected person of the Company. As such, the Assets Transfer Agreement entered into between Baotou Aluminum and Baotou Group constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

As one or more of the applicable percentage ratios (as defined under Rule 14A.06 of the Hong Kong Listing Rules) in respect of the transaction under the Assets Transfer Agreement are more than 0.1% but less than 5%, the transaction is subject to the requirements of reporting and announcement but is exempted from the requirements of independent Shareholders' approval under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Liu Caiming, being Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolutions in respect of the transaction. Save as disclosed above, none of the Directors has any material interest in the transaction contemplated under the Assets Transfer Agreement and therefore none of other Directors has abstained from voting on such Board resolution.

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6.	GENERAL INFORMATION

6.1	Information on Baotou Aluminum

Baotou Aluminum is a limited liability company incorporated in the PRC in May 2008. It is principally engaged in the production and sale of aluminum, aluminum alloy and its fabricated products, heat energy and carbon products.

6.2	Information on Baotou Group

Baotou Group is a limited liability company incorporated in the PRC in December 1998. It is principally engaged in the production of aluminum alloy, aluminum fabrication products, refined aluminum and various auxiliary agents (in particular refining agents) for production. Meanwhile, it operates the business of repair of heating and boiler channels, property management, labor service, accommodation and catering, tourism, leasing, information media and trading of a series of aluminum products.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"A Shares"	domestic shares with a nominal value of RMB1.00 each in the ordinary share capital of the Company, which are listed on the Shanghai Stock Exchange;

"ADS"	American depository shares issued by The Bank of New York Mellon as depository bank and listed on the New York Stock Exchange, each of which represents the entitlement of 25 H Shares;

"Assets Transfer Agreement"

The assets transfer agreement entered into between Baotou Aluminum and Baotou Group on 25 June 2015, pursuant to which, Baotou Aluminum proposed to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal materials plant of Baotou Group by cash;

"Baotou Aluminum"	(Baotou Aluminum Company Limited*), a wholly-owned subsidiary of the Company as at the date of this announcement;

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"Baotou Group"	(Baotou Aluminum (Group) Co., Ltd.*), being a controlling subsidiary of Chinalco as at the date of this announcement;

"Board"	the board of Directors;

"Chinalco"

 (Aluminum Corporation of China*), a solely state-owned enterprise and the controlling shareholder of the Company, which directly holds approximately 33.10% of the total issued share capital of the Company as at 15 June 2015;

"Company"

(Aluminum Corporation of China Limited*), a joint stock company incorporated in the PRC with limited liability and whose A Shares, H Shares and ADSs are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange;

"connected persons"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the directors of the Company;

"H Shares"	overseas listed foreign shares with a nominal value of RMB1.00 each in the ordinary share capital of the Company, which was listed on the Hong Kong Stock Exchange and subscribed in Hong Kong dollars;

"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

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"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	shareholders of the Company;

"%"	Percentage.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
25 June 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purposes only

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary